Exhibit 35.3

STATEMENT OF COMPLIANCE

Navient Solutions, LLC - Master Servicer
11100 USA Parkway
Fishers, IN 46037
Attention: Nancy Haas

Pursuant to Section 11.03 of the Amended and Restated Omnibus Subservicing Agreement dated February 8, 2016 among Nelnet Servicing, LLC, successor Subservicer to Great Lakes Educational Loan Services, Inc., Navient Solutions, LLC (formerly known as Navient Solutions, Inc.) as the master servicer and administrator (the "Servicing Agreement"), the undersigned certifies that (a) a review of the Subservicer's activities during the period from January 1, 2019 through December 31, 2019, and of its performance under the Servicing Agreement, has been made under my supervision; and (b) to the best of my knowledge, based on such review, the Subservicer has fulfilled all of its obligation under the Servicing Agreement, in all material respects, during such period.

/s/ Joseph E. Popevis
Joseph E. Popevis, President
Nelnet Servicing, LLC